Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Reebonz Holding Limited:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the registration statement.

Our report dated 9 April 2019 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

KPMG LLP

Public Accountants and

Chartered Accountants

Singapore

July 3, 2019